Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255255

Host Hotels & Resorts, L.P.

Final Term Sheet

November 8, 2021

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Negative) / BBB- (Negative) / BBB- (Negative)

Title of Securities:	2.900% Series J Senior Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$450,000,000

Trade Date:	November 8, 2021

Settlement Date:	November 23, 2021 (T+10)

Final Maturity Date:	December 15, 2031

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2022

Record Dates:	June 1 and December 1

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Interest Rate Adjustment of the Series J Senior Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated November 8, 2021.

Price to Public:	98.528%, plus accrued interest from November 23, 2021

Gross Proceeds:	$443,376,000

Coupon:	2.900%

Yield to Maturity:	3.071%

Spread to Benchmark Treasury:	+158 basis points

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Yield:	1.491%

Optional Redemption:	At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 25 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

If the Notes are redeemed on or after 90 days before maturity, the redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

CUSIP / ISIN:	44107T BA3 / US44107TBA34

Use of Proceeds:

The Company estimates the net proceeds from the sale of the Notes will be approximately $439 million, after deducting the underwriting discount, fees and expenses payable by the Company. The Company intends to fully allocate an amount equal to the net proceeds from the sale of the Notes on the issue date to one or more

Eligible Green Projects.

Following the allocation referenced above, the Company intends to use the net proceeds from this offering to redeem all of the outstanding $400 million aggregate principal amount of the Company’s Series D senior notes (the “Series D Senior Notes”) at an aggregate estimated redemption price of $422 million, not including accrued interest. For purposes of calculating the aggregate redemption price for the Series D Senior Notes, the Company has assumed a redemption date of December 9, 2021 and has applied the applicable Treasury Yield (as defined in the indenture) in effect as of November 3, 2021. The actual make-whole premium applicable to the Series D Senior Notes may differ depending on the Treasury Yield as determined the business day prior to the actual redemption date.

The Company intends to use any remaining net proceeds that are not used to redeem the Series D Senior Notes for general corporate purposes.

Underwriters:
Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Co-Managers:

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Morgan Stanley & Co. LLC

Credit Agricole Securities (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Other Relationships:	Certain of the underwriters or their affiliates hold the Series D Senior Notes and as a result of the redemption thereof as set forth under the heading “Use of Proceeds,” will receive a portion of the net proceeds from this offering.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322 or e-mail: dg.prospectus_requests@bofa.com or Wells Fargo Securities, LLC at (800) 645-3751 or e-mail: wfscustomerservice@wellsfargo.com.